SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Morgans Hotel Group Co.

(Name of the Issuer)

Morgans Hotel Group Co.	SBEEG Holdings, LLC Trousdale Acquisition Sub, Inc.	Yucaipa Hospitality Investments, LLC

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

61748W108

(CUSIP Number of Class of Securities)

Morgans Hotel Group Co. 475 Tenth Avenue, 11th Floor New York, NY 10018 (212) 277-4100 Attn: General Counsel	SBEEG Holdings, LLC Trousdale Acquisition Sub, Inc. 5900 Wilshire, 31st Floor, Los Angeles, CA 90036 (323) 655-8000 Attn: Sam Nazarian	Yucaipa Hospitality Investments, LLC 9130 Sunset Blvd. Los Angeles, CA 90069 (310) 789-7200 Attn: Robert P. Bermingham

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

With copies to

Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000 Attn: Warren S. de Wied, Esq. Daniel Bursky, Esq.	O’Melveny & Myers LLP 400 South Hope Street Los Angeles, California 90071 (213) 430-6000 Attn: Mark Easton, Esq.	Sidley Austin LLP 555 West Fifth Street Los Angeles, CA 90013 (213) 896-6000 Attn: Stephen D. Blevit, Esq. Vijay S. Sekhon, Esq.

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒ the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$81,279,648	$8,185

* Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

In accordance with Exchange Act Rule 0-11(c), the filing fee of $8,185 was determined by multiplying 0.0001007 by the estimated aggregate merger consideration of $81,279,648. The aggregate merger consideration was calculated by multiplying the 36,124,288 shares of common stock (including shares subject to restricted stock units and LTIP Units by the per share merger consideration of $2.25.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $8,185	Filing Party: Morgans Hotel Group Co.
Form or Registration No.: Schedule 14A	Date Filed: June 22, 2016

Introduction

This Amendment No. 3 to the Rule 13E-3 Transaction Statement, together with the exhibits hereto (this “Amendment”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by (i) Morgans Hotel Group Co., a Delaware corporation (the “Company”), (ii) Trousdale Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), (iii) SBEEG Holdings, LLC, a Delaware limited liability company (“SBE”) and (iv) Yucaipa Hospitality Investments, LLC, a Delaware limited liability company (“Yucaipa”) (each a “Filing Person” and collectively, the “Filing Persons”).

On July 18, 2016, the Company filed with the SEC a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) and, together with the other Filing Persons, an Amendment No. 2 to the Rule 13E-3 Transaction Statement, regarding, among other things, a proposal to adopt that certain Merger Agreement by and among the Company, SBE and Merger Sub, dated as of May 9, 2016.

Concurrently with the filing of this Amendment No. 3, the Company is filing with the SEC certain additional Soliciting Material under Section 14a-12 of the Exchange Act on Schedule 14A (the “Schedule 14A Soliciting Material”) which contain certain amendments to the Proxy Statement. The Schedule 14A Soliciting Material is attached hereto as Exhibit (a)(6).

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement and the Schedule 14A Soliciting Material of the information required to be included in response to the items of Schedule 13E-3. The information in the Proxy Statement and the Schedule 14A Soliciting Material is incorporated by reference herein, and the responses to each Item in this Amendment are qualified in their entirety by the information contained the Proxy Statement and the Schedule 14A Soliciting Material.

This Amendment is being filed (i) to amend and supplement Items 4, 5, 7 and 8, (ii) to amend and restate subsection (c) under Item 15 and (iii) to amend and supplement Item 16, in each case as described below.

With respect to the Transaction Statement, each of (i) Item 4 (Regulation M-A Item 1004 (a)(2)(iii)), (ii) Item 5 (Regulation M-A Item 1005 (a)(1)-(2) and (b)-(c)), (iii) Item 7 (Regulation M-A Item 1013 (a)-(c)) and (iv) Item 8 (Regulation M-A Item 1014 (a)-(b) and (f)) are hereby amended by inserting the following reference:

“The information set forth in the Schedule 14A Soliciting Material under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

Item 15.	Additional Information

Item 15 (“Additional Information”) of the Transaction Statement is hereby amended by deleting subsection (c) and replacing it with the following:

(c) Other material information. The information set forth in the Proxy Statement as amended by the Schedule 14A Soliciting Material, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

Item 16 (“Exhibits”) of the Transaction Statement is hereby amended and supplemented by adding the following exhibit:

(a)(6) Schedule 14A of the Company (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on July 26, 2016)

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 26, 2016

MORGANS HOTEL GROUP CO.

By:	/s/ Richard Szymanski
Name:	Richard Szymanski
Title:	Chief Financial Officer

SBEEG HOLDINGS, LLC

By:	/s/ Sam Nazarian
Name:	Sam Nazarian
Title:	Chairman & Chief Executive Officer

TROUSDALE ACQUISITION SUB, INC.

By:	/s/ Sam Nazarian
Name:	Sam Nazarian
Title:	Chairman & President

YUCAIPA HOSPITALITY INVESTMENTS, LLC

By:	/s/ Robert P. Bermingham
Name:	Robert P. Bermingham
Title:	Vice President & Secretary